2023 & 2024 Unaudited Consolidated Financial Statements
of
Wind Harvest International, Inc.

April 30, 2025

I, Kevin Wolf, certify that the financial statements of Wind Harvest International, Inc. included in this Form are true and complete in all material respects. The financial statements delivered are prepared on a consolidated basis and have been prepared in accordance with GAAP consistently applied and fairly present the financial condition and results of operations of Wind Harvest International, Inc. as of April 30, 2025 for the fiscal years ended December 31, 2023 & 2024.



Kevin Wolf
Chief Executive Officer

WHI WHPP Consolidated
Profit and Loss
January 2022 - December 2024

Unaudited Financials - currently under review and subject to change

	Jan - Dec 2023	Jan - Dec 2024
Income		
Interest Income	-	-
Total Income	**-**	**-**
Gross Profit	**-**	**-**
Expenses		
6100 Payroll and related		
6110 Wages	169,236.88	236,044.10
6120 Taxes	15,624.76	20,049.42
6125 Health,Life, employee Benefits	-	-
6135 Vacation / PTO	12,920.17	2,516.64
6150 Workers comp	1,643.94	4,943.00
6165 Employee Relations	-	-
6170 EE Reimbursements	3,089.63	1,231.92
Total 6100 Payroll and related	**202,515.38**	**264,785.08**
6200 Consulting/contractors		
6210 Consultants	139,786.68	72,070.97
6215 Contractors	580.00	-
6230 Outside Services	89,856.61	97,588.78
Total 6200 Consulting/contractors	**230,223.29**	**169,659.75**
6300 Professional Services	45.09	6,000.00
6310 Accounting and payroll services	31,238.64	202,002.74
6320 Audit and tax services	27,019.23	-
Accounting and Audit Services	2,900.00	3,674.32
6330 Legal - General	2,794.49	25,139.01
6340 Legal - Patents	-	16,718.00
6345 Legal - Trademarks	-	-
Legal & Professional Services	3,353.00	-
6370 Recruiting	-	-
6375 Grant Expense	600.00	-
Total 6300 Professional Services	**67,950.45**	**253,534.07**
6500 Office Equipment and related		
6520 Equipment rental and leases	-	3,105.59
6530 Equipment < $3000	-	-
6540 Furniture < $3000	-	-
6550 Computer software < $3000	3,514.03	12,682.67
6560 Computer/Network Support	927.80	408.33
Total 6500 Office Equipment and related	**4,441.83**	**16,196.59**
7100 Travel and entertainment	-	-

7110 Travel (air)	963.90	1,261.61
7120 Transportation (auto & cab)	11,191.58	5,169.51
7130 Accommodation	282.27	-
7135 Meals - personal (100% deduct.)	426.86	180.53
7140 Meals and ent. - business (50%)	256.11	278.25
7150 Mileage and tolls - local	196.35	-
7160 Travel Others	-	220.00
Total 7100 Travel and entertainment	**13,317.07**	**7,109.90**
7200 Facilities & office expenses		
7210 Rent	-	-
7215 Other office lease charges	-	-
7220 Office supplies	1,862.58	1,937.35
7230 Bank Charges	3,172.13	2,381.39
7235 Prof. org. dues & subscriptions	17,898.41	15,507.22
7240 Telecommunication	1,729.58	432.89
7245 Online services	2,825.78	873.77
7250 Office Utilities	-	1,490.29
7255 Facility repairs & maintenance	400.00	100.50
7265 Offsite Storage	3,003.80	3,518.88
7270 Insurance	23,906.72	29,233.70
7280 Taxes & licenses	-	1,240.00
7285 Parking	-	-
7290 Postage and courier	493.31	2,711.89
Uncategorized Expense	**-**	**-**
7295 Fines & Penalties	-	1,140.00
Total 7200 Facilities & office expenses	**55,292.31**	**60,567.88**
7300 Marketing & sales expenses		
7310 Advertising	1,954.54	6,303.75
7320 Marketing Expenses	-	5,698.54
7340 Marketing collateral	-	-
7345 Website	1,583.67	1,651.05
7360 Seminars / Conferences	829.00	-
7370 Public relations	7,500.00	5,369.00
7373 Direct marketing	-	4,329.99
7380 Trade shows	-	38,000.00
Total 7300 Marketing & sales expenses	**11,867.21**	**61,352.33**
7500 Engineering & laboratory		
7520 Tooling & Supplies	684.25	-
7530 UL Test Turbine Parts	1,825.84	-
7560 Engineering / Software	24,670.84	25,917.40
Total 7500 Engineering & laboratory	**27,180.93**	**25,917.40**
7540 Engineering / Production		
7550 Engineering / Outside Services	1,541.38	-
Total 7540 Engineering / Production	**1,541.38**	**-**

7600 Compensation or Professional Fees paid by Options		
7610 Employee / Officer Compensation by Options	2,390.63	-
7620 Contractor Fees paid by Options	-	-
Total 7600 Compensation or Professional Fees paid by Options	**2,390.63**	**-**
7700 Compensation or Professional Fees paid by Warrants	-	38,476.70
7720 Consultant Compensation by Warrants	123.92	-
Total 7700 Compensation or Professional Fees paid by Warrants	**123.92**	**38,476.70**
7800 Other operating expenses	-	-
7810 Reimbursements	2,133.81	-
7830 SG&A Outside Services / Prof Fees	-	5,000.00
Total 7800 Other operating expenses	**2,133.81**	**5,000.00**
7900 Depreciation	2,290.18	2,290.20
7999 Interest To WHPP (Elim)	**-**	**-**
Investment / Fundraising	-	-
Interest expense	**226,207.12**	**244,161.50**
63400 Interest Expense	226,035.44	267,835.70
63450 Founder's Interest Expense	-	-
Debt Offering Expense	-	-
63500 Interest Expense related to Debt Discount (Contra Liability)	5,483.01	5,956.37
63600 Interest Expense related to Debt Fundraising Cost (Contra Liability)	19,148.67	25,827.90
63700 Interest Exp or Warrant Liab Exp related to Debt Discount from Promissory Note (Contra Liability)	492.88	15,553.86
63800 Interest Expense - Origination Fee	-	-
Total Investment / Fundraising	**477,367.12**	**559,335.33**
R&D	237,958.42	119,404.53
Contractors	114,481.73	54,321.47
Total R&D	**352,440.15**	**173,726.00**
Total Expenses	**1,451,075.66**	**1,637,951.23**
Net Operating Income	**(1,451,075.66)**	**(1,637,951.23)**
Other Income		
Cancellation of Accrued Interest Payable	**-**	**-**
9010 Interest Income	0.01	-
9020 Other income	-	-
9050 Sublease Income	2,000.00	-
9060 Other Income-Cancellation of Indebtedness	-	3.15
Total Other Income	**2,000.01**	**3.15**
Other Expenses		
8000 Amortization		
8020 Amortization of ROU Asset (Operating Lease)	117,608.28	107,807.59
8030 Amortization of Patent	2,399.20	4,401.62
8040 Amortization of Trademark	-	-
Total 8000 Amortization	**120,007.48**	**112,209.21**
9400 Fundraising	-	27,474.88
9500 Interest expense	19,242.52	41,912.20
9510 Interest Expense-ROU	17,765.22	17,642.72

9700 Income taxes	-	-
9750 Taxes - State	2,467.00	6,961.00
Total 9700 Income taxes	**2,467.00**	**6,961.00**
9760 Depreciation - Other Expenses	-	-
9900 Ask My Accountant	-	-
Total Other Expenses	**159,482.22**	**206,200.01**
Net Other Income	**(157,482.21)**	**(206,196.86)**
Net Income	**(1,608,557.87)**	**(1,844,148.09)**

WHI WHPP Consolidated
Balance Sheet

As of December 31, 2024

Unaudited Financials - currently under review and subject to change

	Jan - Dec 2023	Jan - Dec 2024
ASSETS		
Current Assets		
Bank Accounts		
1000 Cash and cash equivalents	-	-
1010 Chase Checking (3198)	11,181.54	1,710.56
1020 Chase Checking (9400) OLD	-	-
1030 Savings (3230)	13.86	13.86
1040 Paypal	-	-
Checking (9268)	200.26	79.34
Classic Free Business Checking (1226) - 2	-	-
Total 1000 Cash and cash equivalents	**11,395.66**	**1,803.76**
1072 Bill.com Money Out Clearing	-	-
Total Bank Accounts	**11,395.66**	**1,803.76**
Accounts Receivable		
Subscriptions Receivable - PicMii	-	-
Subscriptions Receivable - We Funder	-	-
WHI Interest Receivable	-	-
Total Accounts Receivable	**-**	**-**
Other Current Assets		
1200 Inventory Asset	-	-
1210 Inventory - Turbine 4.0	162,437.87	162,437.87
1220 1220 UL Test Turbine 3.1 (#1)	122,993.24	122,993.24
Total 1200 Inventory Asset	**285,431.11**	**285,431.11**
1300 Other receivables	-	-
1310 Other receivables	7,484.11	16,656.70
1320 Misc receivables	-	-
1330 WHPP Reimbursement Receivable	-	-
Due from WeFunder	-	-
Undeposited Funds	-	-
Total 1300 Other receivables	**7,484.11**	**16,656.70**
1400 Prepaid expense and other	-	-
1410 Prepaid expenses	(14.52)	4,364.04
1415 Prepaid rent	-	-
Total 1400 Prepaid expense and other	**(14.52)**	**4,364.04**
1450 PO Deposits	-	73,561.46
Payroll Refunds	-	-
Total Other Current Assets	**292,900.70**	**380,013.31**
Total Current Assets	**304,296.36**	**381,817.07**

Fixed Assets		
1500 Fixed assets, gross	-	-
1510 Computer equipment	11,450.92	11,450.92
1540 Lab & Mfg Equipment	-	-
1545 Software Development	21,950.00	23,220.53
1550 UL Test Turbine 3.1 (#1)	-	-
Total 1500 Fixed assets, gross	**33,400.92**	**34,671.45**
1570 Right-of-Use Assets (Operating Leases)	284,220.15	284,220.15
1575 Accumulated Amortization-Right-of-Use (Operating Leases)	(176,412.42)	(284,220.01)
Total 1570 Right-of-Use Assets (Operating Leases)	**107,807.73**	**0.14**
1600 Accumulated Depreciation	-	-
1610 A/D-Computer eq.	(3,027.18)	(5,317.38)
1630 A/D-Furniture & Equipment	-	-
Total 1600 Accumulated Depreciation	**(3,027.18)**	**(5,317.38)**
Data Monitoring Equipment	-	-
Total Fixed Assets	**138,181.47**	**29,354.21**
Other Assets		
1800 Intangible Assets	-	-
1810 Patent	59,648.00	91,455.14
1820 Accum Amortization-Patent	(2,474.20)	(6,875.82)
Total 1810 Patent	**57,173.80**	**84,579.32**
1830 Trademark	1,049.00	1,549.00
1840 Accum Amortization-Trademark	-	-
Total 1830 Trademark	**1,049.00**	**1,549.00**
1900 Other Assets	-	-
Note Receivable - Wind Harvest International, Inc	-	-
1910 Security Deposits	40,500.00	40,500.00
1920 Advance to Supplier	-	1,510.00
Total 1900 Other Assets	40,500.00	42,010.00
Total Other Assets	**98,722.80**	**128,138.32**
TOTAL ASSETS	**541,200.63**	**539,309.60**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	-	-
Accounts Payable	-	-
2000 Accounts Payable	749,359.44	753,141.16
Total Accounts Payable	**749,359.44**	**753,141.16**
Credit Cards		
2100 Parent Chase CC (5088)	42,653.40	42,663.40
2105 A.Flack Credit Card (2100) (deleted)	-	-
2110 F.Boren Credit Card (6978) (deleted)	-	-
2115 K.Murray Credit Card (3439) (deleted)	-	-
2120 K.Wolf Credit Card (5088)	2,821.49	80.75

2125 T.KUTCHER Credit Card (9436) (deleted)	-	-
2530 Z.RIEGER Credit Card (2950) (deleted)	-	-
Total 2100 Parent Chase CC (5088)	**45,474.89**	**42,744.15**
2135 Chase Credit Card (5717)	28,987.34	(3,112.52)
2136 Chase Credit Card (9123)	-	22,349.44
Total Credit Cards	**74,462.23**	**61,981.07**
Other Current Liabilities		
2150 Interest Payables from Notes Payables	-	-
2345 WHPP Interest Payable	-	-
2635 Accrued Interest on Founder's Note	-	-
Interest Payable	-	-
Accrued Interest Payable on Debt to WHPP Investors	-	-
Interest Payable - Direct Investors	81,468.72	125,444.85
Interest Payable - Regulation D Funding	315,933.25	516,118.62
Total 2150 Interest Payables from Notes Payables	**397,401.97**	**641,563.47**
WHI Reimbursement Payable	-	-
2200 Accruals	-	-
Accrued Expense	3,000.00	100.00
2240 Accrued Wages Payable	-	-
2300 Accrued liabilities	57,247.63	49,796.79
2310 Accrued vacation	18,643.13	23,281.89
2340 Accrued Interest Payable	-	-
Total 2200 Accruals	**78,890.76**	**73,178.68**
2220 Payroll Liabilities	-	-
2221 Federal Taxes (941/944)	1,005.67	240.00
2222 Federal Unemployment (940)	285.39	277.93
2223 CA Franchise Tax Board	(822.00)	(822.00)
2224 CA PIT / SDI	98.76	(381.47)
2225 CA SUI / ETT	1.32	148.86
2226 MA Income Tax	-	-
2227 TX Unemployment Tax	-	-
2228 Payroll Deduct Roth IRA	1,430.00	300.68
2229 Direct Deposit Payable	-	-
Total 2220 Payroll Liabilities	**1,999.14**	**(236.00)**
2500 Unearned Sublease Income	-	-
2540 Current Portion of Lease Liability (Operating Leases)	183,536.26	183,536.26
Total Other Current Liabilities	**661,828.13**	**898,042.41**
Total Current Liabilities	**1,485,649.80**	**1,713,164.64**
Long-Term Liabilities		
2600 Long Term Liabilities	-	-
2610 Long Term Loan Payable	-	-
2620 Accrued Interest on Long Term Loan	-	-
2630 Founder's Note Payable	-	-
2640 Debt to WHC	59,043.55	59,043.55

2642 Obligations Paid for WHC	-	-
2645 Accrued Interest to WHC	2,957.03	5,325.25
Total 2600 Long Term Liabilities	**62,000.58**	**64,368.80**
2649 Convertible and Promissory Notes Payable	1,313,936.83	1,808,487.60
2650 Convertible and Promissory Notes Origination Fees Payable	-	-
2651 Deferred Origination Fee Payable (Contra Liability)	-	-
2671 Convertible Note Payable - Maas Trust Related	1,442,500.00	1,442,500.00
2672 Accrued Interest on Convertible Notes Payable - Maas Trust Related	1,404,652.72	1,549,297.91
2673 Accrued Interest on Convertible Notes & Promissory Notes Payable	107,144.97	209,561.65
2674 Accrued Interest on Origination Fee	-	-
2690 WHPP Loan Payables	-	-
2692 WHPP Loan Payable 1,042K	-	-
2694 WHPP Loan Payable 100K	-	-
2696 WHPP Loan Payable 58K	-	-
2698 WHPP Loan Payable 600K	-	-
2699 WHPP Loan Payable - 2023	-	-
Total 2690 WHPP Loan Payables	-	-
2700 Non-Current Lease Liability (Operating Leases)	1,043.52	18,686.24
2710 Warrant Liability	492.88	17,747.10
2900 Debt Discount (Contra Liability)	(22,685.44)	(17,901.35)
2910 Debt Fundraising Cost (Contra Liability)	(3,184.80)	(2,506.55)
2915 Debt Fundraising Issuance Cost (Contra Liability)	(29,811.94)	(19,596.61)
2920 Debt Discount from Promissory Note (Contra Liability)	-	(1,700.36)
Deferred Debt Offering Costs	-	-
Notes Payable - Direct Investors	477,100.00	477,100.00
Notes Payable - Regulation D & F Funding through WeFunder & Picmii	2,077,333.00	2,087,483.00
Notes Payable - Regulation F Funding through PicMii	-	-
Other Long-term Liabilities - Debt Issuance Cost (Contra Account)	(81,900.74)	(56,111.55)
Total Long-Term Liabilities	**6,748,621.58**	**7,577,415.88**
Total Liabilities	**8,234,271.38**	**9,290,580.52**
Equity		
Owner's Investment		
3000 Opening Balance Equity	-	-
3010 Common stock, $0.0001 par	1,856.00	3,176.46
3011 Additional Paid-in-Capital - Common Stock	6,651.01	797,808.97
Total 3010 Common stock, $0.0001 par	**8,507.01**	**800,985.43**
3020 Additional Paid-In Capital	-	-
3022 Additional Paid-in Capital - Warrants	1,500.00	1,500.00
3023 Additional Paid-in Capital - A Preferred	4,833,941.22	4,833,941.22
3024 Additional Paid in Capital A-1 Preferred	5,482,287.45	5,482,287.45
3025 Additional Paid in Capital - A-2 Preferred	666,032.26	666,032.26
3026 Additional Paid in Capital - A-3 Preferred	927,748.22	927,748.22
3027 Additional Paid in Capital - A-4 Preferred	189,788.89	202,495.99
3028 Equity Issuance Costs	(138,982.94)	(197,887.19)

Total 3020 Additional Paid-In Capital	**11,962,315.10**	**11,916,117.95**
3039 Paid in Capital Warrants for Common Stock	40,101.49	79,754.01
3040 Paid in Capital Warrants for Preferred A	203,540.43	203,540.43
3080 Paid in Capital Options for Common Stock	76,222.09	76,222.09
3100 Series A Preferred Stock, $0.0001 par	10,073.98	10,073.98
3101 Series A-1 Preferred Stock $0.0001 par	10,986.55	10,986.55
3102 Series A-2 Preferred Stock, $0.0001 par	1,334.74	1,334.74
3103 Series A-3 Preferred Stock, $0.0001 par	1,146.78	1,146.78
3104 Series A-4 Preferred Stock, $0.0001 par	211.11	225.24
3900 Retained Earnings	(18,398,952.16)	(20,007,510.03)
Owner's Pay and Personal Expenses	-	-
Net Income	(1,608,557.87)	(1,844,148.09)
Total Equity	**(7,693,070.75)**	**(8,751,270.92)**
TOTAL LIABILITIES AND EQUITY	**541,200.63**	**539,309.60**